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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

 INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b), (c) and (d) and
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(AMENDMENT NO. )
Hudson Highland Group, Inc.

(Name of Issuer)
Common Stock, $.001 par value per share

(Title of Class of Securities)
443792 10 6
(CUSIP Number)
April 1, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    443792106        13G        Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Andrew J. McKelvey

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	SOLE VOTING POWER
967,546 shares of Common Stock, par value $.001

		6.	SHARED VOTING POWER
451 shares of Common Stock, par value $.001

		7.	SOLE DISPOSITIVE POWER
967,546 shares of Common Stock, par value $.001

		8.	SHARED DISPOSITIVE POWER
451 shares of Common Stock, par value $.001

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
967,997 shares of Common Stock, par value $.001

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.4% of Common Stock

12.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    443792106        13G        Page 3 of 5 Pages

        This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of April 1, 2003.

Item 1(a)	Name of Issuer: Hudson Highland Group, Inc. 622 Third Avenue New York, New York 10017
Item 1(b)	Address of Issuer's Principal Executive Offices: 622 Third Avenue New York, New York 10017
Item 2(a)	Name of Person Filing: See Item 1 of the cover page attached hereto
Item 2(b)	Address of Principal Business Office, or if none, Residence: c/o TMP Worldwide Inc. 622 Third Avenue New York, New York 10017
Item 2(c)	Citizenship: See Item 4 of the cover page attached hereto
Item 2(d)	Title of Class of Securities: Common Stock, par value $.001
Item 2(e)	CUSIP Number: 443792 10 6
Item 3	Identity of Reporting Person: Not Applicable
Item 4	Ownership:
(a) Amount beneficially owned: See Item 9 of the cover page attached hereto.
(b) Percent of Class: See Item 11 of the cover page attached hereto.
(c) Number of Shares Beneficially Owned by Reporting Person:
(i) sole voting power: 967,546 shares of Common Stock, par value $.001
(ii) shared voting power: 451 shares of Common Stock, par value $.001.
(iii) sole dispositive power: 967,546 shares of Common Stock, par value $.001.
(iv) shared dispositive power: 451 shares of Common Stock, par value $.001.
Item 5
Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 44379210 13G Page 4 of 5 Pages
Item 6
Ownership of More than Five Percent on Behalf of Another Person:
Mr. McKelvey maintains indirect beneficial ownership of 451 shares of Common Stock, par value $.001 per share of the 967,997 shares reported at Item 9 of the cover page attached hereto. Mr. McKelvey's spouse holds 308 of such shares, Mr. McKelvey's 401(k) Plan holds 128 of these shares and Mr. McKelvey's daughter holds 15 of these shares.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.    44379210        13G        Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2003

/s/ ANDREW J. MCKELVEY
Andrew J. McKelvey

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SIGNATURE